SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-21221
                                                                         -------


(Check one)
[ ] Form 10-K and Form 10-KSB  [ ] Form 11-K
[ ] Form 20-F  [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
    For period ended June 30, 1999
[ ] Transition Report on Form 10-K and form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
    For the transition period ended ______________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
______________________________________________________________________________.

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant:                MICROVISION, INC.

     Former name if applicable               N/A

     Address of principal                    19910 North Creek Parkway
     executive office (Street & Number)

     City, State and Zip Code                BOTHELL, WA 98011-3008

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     During and subsequent to the quarterly period ended June 30, 1999, the Company engaged in several capital raising transactions that placed an extraordinary strain on management and accounting resources. In addition, during the second quarter 1999 the Company's comptroller, who was responsible for preparing the Company's financial statements and coordinating the review thereof by the Company's independent auditors, resigned. Management's focus on capital raising activities, coupled with the loss of the Company's comptroller, has caused it to be unable to complete its quarterly report for the second quarter of 1999 as of the Form 10-Q filing deadline. The Company anticipates filing its Form 10-Q for the quarterly period ended June 30, 1999, within the next five days.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

RICHARD A. RAISIG                      (425) 415-6614
----------------------------------     ----------------------------------
(Name)                                 (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Contract revenue for the three months ended June 30, 1999 decreased by $663,000 to $1.4 million from $2.1 million in the comparable period of 1998. Total operating expenses during this period increased by $2.3 million to $5.1 million from $2.8 million in the comparable period of 1998. Net loss available for common shareholders during the second quarter of 1999 increased to $5.3 million from $2.1 for the same quarter in 1998.

During the quarter, the Company went through a reorientation of its Research & Product Development department to more closely align its operations towards product development and production. The Company is planning for the production of its first products in 2000. Because the Company recognizes revenue on a percentage of completion basis, the resulting reduction of engineering time spent on customer projects contributed to lower revenue for the period relative to the comparable period in the prior year. In addition, delays in signing certain anticipated customer contracts beyond the end of the quarter also contributed the recognition of lower revenue in the quarter. The Company continued to incur costs in expanding its operations in anticipation of additional future development contracts. The combination of these factors resulted in an increase the net loss available to common shareholders for the period ended June 30, 1999 over that for the period ended June 30, 1998.


                                MICROVISION, INC.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



     Date: August 16, 1999             By: /s/ RICHARD A. RAISIG
                                           -------------------------------
                                           Richard A. Raisig
                                           Chief Financial Officer and
                                           Vice President, Operations


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).